ORRICK

04024265

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

March 26, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

RECEIVED APR 01 2004 181

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of January 5, 2004, enclosed please find a Press Release as well as an Ad-hoc-Press Release by the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

4/14

DOCSNY1:863595.1
13024-2 JG9

Ad-hoc-Release

FJH AG: RESULT FOR 2003 AMOUNTS TO 4.3 MILLION EURO - FINANCIAL YEAR MARKED BY SPECIAL FACTORS

FJH AG (ISIN DE0005130108), the consultancy and software house listed in the TecDAX index has achieved a result of 4.3 million Euro after tax (2002: 16.5 million Euro). The operating income (EBIT) amounted to 6.9 million Euro (2002: 25.5 million Euro), revenues came to 120.1 million Euro (2002: 130.2 million Euro). Included in these figures is HEUBECK AG which has been consolidated in the second half of the year.

In continuation of the dividend policy the Executive and Supervisory Board will suggest to the annual general meeting to use one third of the achieved net income according to IAS to pay out a dividend of 0.20 Euro per share. In order to thank the numerous value investors for their most appreciated commitment to FJH both main shareholders Feilmeier and Junker are willing to go without their dividend for 2003. This will be laid down in a contract. By these means the dividend for all other shareholders can be raised to 0.40 Euro. This renunciation, however, will only come into effect if the financial authorities do not have any tax related objections.

After the successful first three quarters the fourth quarter was marked by special factors which influenced the overall result to a major degree. These factors were, for one part, malicious anonymous charges against FJH which, however, could be refuted in a relatively short time. These were furthermore the noticeable reluctance regarding investment decisions by insurers as a result of the political conditions and finally two client projects which had to be stabilised. For these projects additional accruals regarding the finalisation have been provided.

For 2004 measures to reduce costs and increase revenues have already been initiated and for a major part also put into effect. The market of insurers particularly relevant for FJH has been largely freed of long standing uncertainties by political decisions in December respectively in the ongoing first quarter. They notably start again to approach the investments which had been postponed to 2004 last year. Because of changes in the law regarding old age pension provision (Alterseinkünftegesetz) and the forthcoming Solvency II regulations further investments will become necessary which can also be seen by the first incoming orders for the software required for this.

Against this background the Executive Board is confident to return to traditional profitability by the end of the year.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D - 81373 Munich
Telefon: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
Email: thomas.meindl@fjh.com
Internet: www.fjh.com

Munich, 25/03/2004

Press Release

FJH'S RESULT FOR 2003 IS 4.3 MILLION EURO

- Result affected by extraordinary factors in the fourth quarter
- Revenues around 120.1 million Euro, EBIT 6.9 million Euro
- Dividend policy to be continued

Munich, 25 March 2004 - FJH AG (ISIN DE0005130108), the consulting and software firm that is listed in Germany's TecDAX index, recorded a fall in revenues and earnings in the fourth quarter of the 2003 fiscal year as various extraordinary factors affected business following a good performance during the first nine months. Overall, the Company recorded a net income for the year of 4.3 million Euro (2002: 16.5 million Euro). The operating income (EBIT) amounted to 6.9 million Euro (2002: 25.5 million Euro). Revenues totalled 120.1 million Euro (2002: 130.2 million Euro), earnings per share were around 0.55 Euro. These figures include HEUBECK AG, which was consolidated in the second half of the year.

Dividend policy to be continued

As in preceding years, the Executive Board and Supervisory Board will recommend to the AGM that one third of the net income for the year calculated in accordance with the IAS be used to pay a dividend of 0.20 Euro per share. To express their gratitude to the numerous value investors for the trust placed in FJH, the two major shareholders, Prof. Manfred Feilmeier and Michael Junker, are prepared to conclude an agreement renouncing their dividend entitlement for 2003. This will enable the dividend for all other shareholders to be increased to 0.40 Euro. However, this renunciation of their dividend entitlement is subject to the proviso that the revenue authorities do not raise any fiscal objections.

Result burdened by extraordinary factors in the fourth quarter

"Business progressed satisfactorily during the first nine months of the 2003 fiscal year, but the extraordinary events that occurred during the normally buoyant fourth quarter in terms of revenues - above all the malicious anonymous claims made against FJH - had a decisive impact on our result. Although we were able to dispel these accusations very quickly, the events led to a noticeable reluctance on the part of customers to issue new orders or extend existing orders", explained Prof. Manfred Feilmeier, Chairman of the Executive Board of FJH AG at the annual financial statements press conference in Munich. A further decisive factor was the continuing high level of uncertainty within the insurance sector caused by the ongoing political discussion on taxation for insurance companies and life insurance policies. This made companies in the sector extremely reluctant to invest. Two customer projects also had to be stabilised. Additional provisions were formed in connection with completion of the projects.

Outlook for 2004

"The impact of the extraordinary factors in the fourth quarter of 2003 will continue to be felt during the first two quarters of the 2004 fiscal year. However, we are optimistic that business will start to take off again during the second half of the year and that at the end of the year, we will see a return to the strong income levels to which we have become accustomed", explained Dr. Thomas Meindl, CFO of FJH AG in Munich. This optimism is based on a number of factors. Firstly, a series of measures has been introduced to reduce costs and increase revenues; many of these measures have already been implemented. Secondly, recent political decisions have,

to a large extent, helped lift the cloud of uncertainty over the insurance market, which represents FJH's core market. This will generate a greater willingness to invest among insurers. In addition, FJH invested heavily last year in terms of further development of its software products; this has given it a critical competitive edge that will enable it to benefit from the new product trends within the insurance sector. At the same time the Company's merger with the renowned company pensions consultant HEUBECK AG provided it with extensive expertise in the growth market of pension provision and opened up access to a broader base of industrial customers.

Product offensive reveals initial successes

The major product offensive that was started in 2003 will start to take full effect during the current year. For example, the new release 4.2 of FJA Life Factory ® now offers the market a policy administration system in the latest thin-client technology that will enable pension suppliers to make their processes more efficient and cost effective. Also, this new release of Life Factory ® will allow them to react extremely flexibly to legislative requirements and market demands. Several FJH customers have already decided to upgrade to this new release and further promising negotiations are currently underway.
FJA ALAMOS also offers promising sales prospects; it is a proven tool for asset-liability management, risk management and corporate planning and evaluation. In conjunction with renowned insurance companies, this system is being enhanced with key components and in future, it will support insurance companies and company pension providers in important tasks relating to corporate control. Such tasks include, for example, the statutory conversion to international IAS/IFRS accounting standards by 2005 as well as the implementation of the solvency reform (Solvency II) that is currently being discussed and drawn up at EU level. This will, among other things, also affect insurance companies' ratings.

Growth market of pension provision

Overall, FJH believes that the field of personal and company pension provision offers major potential for growth. Demographic trends across Europe as a whole, new legislative provisions such as the pensions reform and a growing awareness of the need for additional pension provision will generate a marked rise in demand for new consulting and software offerings and open up significant additional market opportunities for the Company over the coming years. Experts predict that the field of company pension provision in Germany alone will see an increase in additional premium volumes from around 4 billion Euro in 2002 to between 20 and 30 billion Euro in 2008.
The merger with HEUBECK AG in May 2003 and the pooling of expertise means FJH is ideally placed to benefit from these trends in several ways. The company now covers the entire value-added chain from specialised software solution to complex consultancy products for the insurance and pensions market. This gives FJH a decisive competitive edge in terms of supporting the sector in overcoming the current challenges faced and assisting in the development of new concepts for company pension provision and innovative products for personal pension provision.

Growth market of Eastern Europe

The Eastern European market also offers FJH excellent potential for growth. This is still a fledgling market, and there is therefore a significant need to equip companies with the necessary software. Among other things, the streamlined policy administration system SymAss is already well established on this market and has first-class references with companies such as

credit Suisse and Signal Iduna. The Company believes this provides it with a good springboard for expanding its business in Eastern Europe still further.

About FJH:
FJH AG is a leading consulting and software firm for the insurance and pensions market. FJH's core software product is FJA Life Factory ®, which enables pension abnd insurance products to be developed, marketed and administered. The Company also produces software for health insurers, risk management systems and portal solutions, as well as offering an extensive portfolio of services ranging from the implementation and testing of software through to data migration and consulting in all matters relating to pensions provision.
Around half of all Germany's life insurance companies number among FJH's longstanding business partners. Through its subsidiary HEUBECK AG, the FJH Group provides consultancy services in the field of company pension provision to more than 1,000 companies including major groups and other industrial companies, professional pension funds and individuals, as well as associations, trade unions, ministries and government authorities.
In addition to its headquarters in Munich, the FJH Group has offices in Berlin, Hamburg, Cologne and Stuttgart. It also has subsidiaries in Switzerland, Austria, the USA and Slovenia. Worldwide, the FJH Group employs more than 1,000 people.
FJH was founded in 1980 by Prof. Dr. Manfred Feilmeier and Michael Junker. The company was listed in February 2000 and was included in the TecDAX premium index in March 2003.

Press and Public Relations:
Martina Fassbender
FJH AG
Leonhard-Moll-Bogen 10
81373 München
Tel. +49 89/769 01 517
Fax +49 89/769 01 606,
E-Mail: martina.fassbender@fjh.com